

July 8, 2014

Via E-mail
Andres Gluski
President and Chief Executive Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

> **Re:** **The AES Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 8, 2014**
> **Response Dated June 17, 2014**
> **File No. 1-12291**

Dear Mr. Gluski:

We have reviewed your response dated June 17, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Capital Resources and Liquidity, page 98

Proportional Free Cash Flow (a non-GAAP measure), page 103

1. We reviewed your response to comment 2 in our letter dated June 3, 2014 and we re-issue the comment. In this regard, we don't believe the additional disclosure you intend to provide in future filings clarifies sufficiently how you computed the proportional

adjustment factor applied in arriving at proportional operating cash flow, proportional maintenance capital expenditures, net of reinsurance proceeds and proportional non-recoverable environmental capital expenditures. Moreover, we note you have not addressed the last part of our comment regarding disclosures on Form 8-K. In responding to the comment, please help us understand why AES' proportional interest in each metric in question is so much more significant than AES' proportional interest in net income (loss) of the consolidated entity each period. For example, we note in the computation of fiscal 2013 proportional operating cash flow, the proportion of cash flow attributed to non-controlling interests appears to be 30%, whereas the proportion of consolidated net income attributed to non-controlling interests in fiscal 2013 was 79%.

Parent Company Liquidity, page 105

2.   We note your response to comment 4 in our letter dated June 3, 2014 and the additional disclosure you intend to provide in future filings. Please tell us your consideration of disclosing further whether any subsidiary currently in default or all subsidiaries currently in default on an aggregate basis are presently at risk of triggering cross-default due to the proportion of the Parent Company's total cash distributions contributed by these subsidiaries approaching the 20% materiality threshold in the credit agreement.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Key Trends and Uncertainties, page 36

3.   We reviewed your response to comment 11 in our letter dated June 3, 2014. Please expand your disclosure in future filings to disclose that you determined there was no indicator of asset impairment and there was no reason to believe the carrying amount of the asset group was not recoverable.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief